SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of March, 2004
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  9 MARCH 2004
CONTACT: MICHAEL PERMAN  TEL: 020 7065 3942


                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company AMVESCAP PLC

2) Name of shareholder having a major interest

   FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   NOTIFICATION IS IN RESPECT OF

   (A) FMR Corp.

   Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company
   (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

   (B) Fidelity International Limited (FIL)

   Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

   The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d - Principal shareholder of FMR Corp. and Fidelity International Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

           ORDINARY     MANAGEMENT      NOMINEE/REGISTERED NAME
        SHARES HELD     COMPANY

           5,281,000    FMRCO           Chase Nominees Limited
           4,468,800    FISL            Clydesdale Bank (Head Office) Nominees
                                        Limited
           2,114,332    FISL            Chase Manhattan Bank London
             481,300    FISL            Chase Nominees Ltd
             193,400    FPM             Citibank
             144,900    FPM             Nortrust Nominees Ltd
              30,100    FPM             BT Globenet Nominees ltd
             416,600    FPM             Bank of New York London
             217,200    FPM             Chase Nominees Ltd
             368,300    FPM             HSBC Client Holdings Nominee (UK)
                                        Limited
              49,400    FIL             Chase Nominees Ltd
             345,350    FIL             MSS Nominees Ltd
              34,900    FIL             Bankers Trust
             474,800    FIL             RBS Trust Bank
              44,900    FIL             Citibank
             139,000    FIL             Bank of New York Europe
             984,900    FIL             Northern Trust
           1,987,100    FIL             Bank of New York London
             366,600    FIL             Deutche Bank
              33,000    FIL             State Street Bank & Trust
           1,935,800    FIL             JP Morgan
           3,043,234    FIL             HSBC Client Holdings Nominee (UK) Ltd
             309,300    FIL             Chase Manhattan Bank London
             490,180    FIL             BNP Paribas
             186,000    FIL             State Street Nominees Ltd
             158,900    FIL             Bank of New York Brussels
             447,600    FIL             Nortrust Nominees Ltd
             225,000    FIL             Morgan Stanley
           ---------
TOTAL     24,971,896
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5)        Number of shares/amount of stock acquired             NOT DISCLOSED

6)        Percentage of issued class                            -%

7)        Number of shares/amount of stock disposed             -

8)        Percentage of issued class                            -%

9)        Class of security                                     ORDINARY SHARES

10)       Date of transaction                                   NOT DISCLOSED

11)       Date company informed                                 8 MARCH 2004

12)       Total holding following this notification             24,971,896

13)       Total percentage holding of issued class
          following this notification                           3.08%

14)       Any additional information

          These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

15)       Name of contact and telephone number for queries MICHAEL S. PERMAN
          TEL: 020 7065 3942

16) Name and signature of authorised company official responsible for making this notification

          MICHAEL S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of Notification       9 MARCH 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 9 March, 2004                   By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary